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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                 NCL Holding ASA
--------------------------------------------------------------------------------
                                (Name of Issuer)

         Ordinary Shares, Nominal Value Norwegian Kroner 2.30 per Share
--------------------------------------------------------------------------------
         Represented in the United States by American Depositary Shares
                         (Title of Class of Securities)

        492693 (Ordinary Shares) / 62885310 (American Depositary Shares)
        ----------------------------------------------------------------
                                 (CUSIP Numbers)

                                   Gerard Lim
                                Star Cruises plc
                            Suite 1503, Ocean Centre
                                  5 Canton Road
                              Tsimshatsui, Kowloon
                                 Hong Kong, SAR
                                 60 33 09 26 00
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 With a copy to:

                               Daniel S. Sternberg
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000

                                 January 5, 2000
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     This Amendment No. 1 (this "Amendment") amends the Schedule 13D dated December 23, 1999 (the "Schedule 13D" or "this Statement"), of Arrasas Limited ("Arrasas"), Resorts World Limited ("Resorts"), Genting Overseas Holdings Limited ("Genting Overseas") and Palomino Limited ("Palomino", and together with Arrasas, Resorts and Genting Overseas, the "Reporting Persons"), with respect to the Ordinary Shares, nominal value Norwegian kroner ("NOK") 2.30 per share (the "Shares") represented in the Unites States by American Depository Shares of NCL Holding ASA, a company incorporated under the laws of the Kingdom of Norway (the "Company"). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction.
         -----------------------

     On January 5, 2000, Star, on behalf of the Reporting Persons, contacted the Company to request the Company's agreement to certain interim arrangements to facilitate Star's active participation in the direction and management of the Company following completion of the Mandatory Offer. The interim arrangements proposed were: first, that following the commencement of the Mandatory Offer the Company would invite two representatives of Star to participate as observers at any meetings of the Company's Board of Directors (other than discussions by the Board of the Mandatory Offer); second, that the Company would permit two representatives of Star to be present at the Company's Miami, Florida offices for the purpose of familiarizing Star with the Company's senior personnel and operations; and finally, that the Company's Board of Directors act promptly to convene an extraordinary meeting of the Company's shareholders to coincide with the scheduled completion of the Mandatory Offer in February, 2000 for the purpose of electing a new Board of Directors. Additionally, a formal request to convene such a shareholders' meeting, in accordance with applicable Norwegian law, was delivered to the Company by Arrasas on January 5, 2000.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 5, 2000

                                                  ARRASAS LIMITED


                                                  By: /s/ Chong Chee Tut
                                                      ---------------------
                                                  Name:  Chong Chee Tut
                                                  Title: Director

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 5, 2000

                                              RESORTS WORLD LIMITED


                                              By: /s/ William Ng Ko Seng
                                                  ----------------------
                                              Name:  William Ng Ko Seng
                                              Title: Director

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 5, 2000

                                            GENTING OVERSEAS HOLDINGS LIMITED


                                            By: /s/ William Ng Ko Seng
                                                ----------------------
                                            Name: William Ng Ko Seng
                                            Title: Director

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 5, 2000

                                                 PALOMINO LIMITED


                                                 By: /s/ William Ng Ko Seng
                                                     ----------------------
                                                 Name: William Ng Ko Seng
                                                 Title: Director